OMB APPROVAL
--------------------------------
OMB Number:      3235-0360
Expires:     July 31, 1991
Estimated  average  burden
hours per response....0.05
--------------------------------

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

---------------------------------------------------------------------------------------- ---------------------------------------
1.    Investment Company Act File Number:                                                Date examination completed:

   811-5897                                                                              June 30, 1997

---------------------------------------------------------------------------------------- ---------------------------------------
2. State identification Number:

   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   AL                   AK                   AZ                   AR                   CA                   CO
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   CT                   DE                   DC                   FL                   GA                   HI
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   ID                   IL                   IN                   IA                   KS                   KY
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   LA                   ME                   MD                   MA                   MI                   MN
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   MS                   MO                   MT                   NE                   NV                   NH
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   NJ                   NM                   NY                   NC                   ND                   OH
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   OK                   OR                   PA                   RI                   SC                   SD
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   TN                   TX                   UT                   VT                   VA                   WA
   -------------------- -------------------- -------------------- -------------------- -------------------- --------------------
   -------------------- -------------------- -------------------- --------------------------------------------------------------
   WV                   WI                   WY                   PUERTO RICO
   -------------------- -------------------- -------------------- --------------------------------------------------------------
   -----------------------------------------------------------------------------------------------------------------------------
   Other  (specify):
   -----------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

    IDS Market Advantage Series, Inc.

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
4. Name under which business is conducted, if different from above:

--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------
5. Address of principal place of business (number, street, city, state, zip code):

    IDS Tower 10, Minneapolis, MN 55440
--------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments. Investment Company 1. All items must be completed by the investment company. 2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company. Accountant 3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

                   THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash. Duputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

Independent Auditors' Report


To the Board of Directors of
IDS Market Advantage Series, Inc.
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that IDS Blue Chip Advantage Fund of IDS Market Advantage Series, Inc.(the Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 1997 and during the period January 31, 1997 (the date of our last examination) through June 30, 1997. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1997 and the period from January 31, 1997 through June 30, 1997, with respect to securities transactions, without prior notice to management:

     Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

      Confirmation of all securities, if any, held by institutions in book entry form (Norwest Bank Minnesota, N.A., Morgan Stanley Trust Company, State Street Bank and Trust Company, and The Depository Trust Company);

      Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

      Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that IDS Market Advantage Series, Inc.was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1997 and for the period from January 31, 1997 through June 30, 1997 is fairly stated in all material respects.

This report is intended solely for the information and use of management IDS Market Advantage Series, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.




KPMG Peat Marwick LLP

Minneapolis, MN
September 29, 1997

Independent Auditors' Report


To the Board of Directors of
IDS Market Advantage Series, Inc.
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that IDS Small Company Index Fund of IDS Market Advantage Series, Inc. (the
Fund) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of June 30, 1997. Management is responsible for the Fund's compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 30, 1997, with respect to securities transactions, without prior notice to management:

     Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

      Confirmation of all securities, if any, held by institutions in book entry form (Norwest Bank Minnesota, N.A., Morgan Stanley Trust Company, State Street Bank and Trust Company, and The Depository Trust Company);

      Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     Reconciliation of all such securities to the books and records of the Fund and the Custodian; and

      Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with the specified requirements.

In our opinion, management's assertion that IDS Market Advantage Series, Inc.was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 1997 is fairly stated in all material respects.

This report is intended solely for the information and use of management IDS Market Advantage Series, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.




KPMG Peat Marwick LLP

Minneapolis, MN
September 29, 1997